UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LIGHTPATH TECHNOLOGIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

532257805

(CUSIP Number)

August 7, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 532257805		Page 2 of 5 Pages

1	Names of reporting persons Pudong Science and Technology (Cayman) Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,021,855
	6	Shared voting power 0
	7	Sole dispositive power 1,021,855
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,021,855
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.9%[1]
12	Type of reporting person CO

[1]	Based upon 12,955,728 shares of Class A Common Stock outstanding as of April 29, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, as filed with the Securities and Exchange Commission on May 2, 2013.

SCHEDULE 13G

CUSIP No. 532257805		Page 3 of 5 Pages

1	Names of reporting persons Shanghai Pudong Science and Technology Investment Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,021,855[2]
	6	Shared voting power 0
	7	Sole dispositive power 1,021,855
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,021,855
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.9%[3]
12	Type of reporting person CO

[2]	The record holder of the shares is Pudong Science and Technology (Cayman) Co., Ltd., which is wholly owned by Shanghai Pudong Science and Technology Investment Co., Ltd.
[3]	Based upon 12,955,728 shares of Class A Common Stock outstanding as of April 29, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, as filed with the Securities and Exchange Commission on May 2, 2013.

SCHEDULE 13G

CUSIP No. 532257805		Page 4 of 5 Pages

Item 1(a)	Name of Issuer:

LightPath Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826

Item 2(a)	Name of Persons Filing:

1.	Pudong Science and Technology (Cayman) Co., Ltd.

2.	Shanghai Pudong Science and Technology Investment Co., Ltd.

This statement on Schedule 13G relates to securities directly held by Pudong Science and Technology (Cayman) Co., Ltd. (“PDST Cayman”). Shanghai Pudong Science and Technology Investment Co., Ltd. (“PDSTI”) currently owns the entire outstanding share capital of PDST Cayman and, as a result, may be deemed to beneficially own the securities held by PDST Cayman. PDSTI is wholly owned by the State-Owned Assets Supervision and Administration Commission of Shanghai Pudong New Area People’s Government.

Item 2(b)	Address of Principal Business Office or, If None, Residence

1.	Pudong Science and Technology (Cayman) Co., Ltd.

13 Building, No. 439, Chunxiao Rd. Zhangjiang High-tech Park, Pudong Shanghai 201203, PRC

2.	Shanghai Pudong Science and Technology Investment Co., Ltd.

13 Building, No. 439, Chunxiao Rd. Zhangjiang High-tech Park, Pudong Shanghai 201203, PRC

Item 2(c)	Citizenship

1.	Pudong Science and Technology (Cayman) Co., Ltd. - Cayman Islands

2.	Shanghai Pudong Science and Technology Investment Co., Ltd. - People’s Republic of China

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

532257805

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

SCHEDULE 13G

CUSIP No. 532257805		Page 5 of 5 Pages

Item 4.	Ownership

The information for each reporting person contained in rows 5-11 of the cover pages is incorporated herein by reference

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2013

Pudong Science and Technology (Cayman) Co., Ltd.

By:	/s/ Xudong Zhu
Name:	Xudong Zhu
Title:	Director

Shanghai Pudong Science and Technology Investment Co., Ltd.

By:	/s/ Xudong Zhu
Name:	Xudong Zhu
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement dated as of August 15, 2013, by and between Pudong Science and Technology (Cayman) Co., Ltd. and Shanghai Pudong Science and Technology Investment Co., Ltd.